      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1998
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

             GEORGIA                              5030                            58-1984957
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 PLANO ROAD
                              DALLAS, TEXAS 75243
                                 (214) 860-5100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN S. DAVIS
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 PLANO ROAD
                              DALLAS, TEXAS 75243
                                 (214) 860-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
                            ------------------------

                                   Copies to:

                     GUY KERR                                         THOMAS P. MASON
            LOCKE PURNELL RAIN HARRELL                            ANDREWS & KURTH L.L.P.
           (A PROFESSIONAL CORPORATION)                           600 TRAVIS, SUITE 4200
           2200 ROSS AVENUE, SUITE 2200                            HOUSTON, TEXAS 77002
             DALLAS, TEXAS 75201-6776                                 (713) 220-4200
                  (214) 740-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                               PROPOSED MAXIMUM    PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF SECURITIES         AMOUNT TO BE     OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
              TO BE REGISTERED                  REGISTERED        PER SHARE             PRICE           REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value..................     3,450,000(1)      $     --(2)        $58,650,000(2)       $17,301.75
-------------------------------------------------------------------------------------------------------------------------
Rights To Purchase Series A Preferred
  Stock.....................................           (3)              (3)                   (3)                 (3)
=========================================================================================================================

(1) Includes 450,000 shares as to which the Company has granted the Underwriters an option to cover over-allotments.

(2) Estimated solely for purposes of calculating the registration fee based upon the average of the high and low reported sales prices on the NASDAQ National Market of a share of Common Stock on May 28, 1998.

(3) There are hereby registered Rights to Purchase Series A Preferred Stock ("Rights"), which Rights (i) are related to shares of Common Stock in the ratio of one Right to one share, (ii) are not evidenced by separate certificates and (iii) may not be transferred except upon transfer of the related shares of Common Stock. The value attributable to the Rights is reflected in the market value of the related shares of Common Stock and, therefore, the inclusion of the Rights does not increase the proposed maximum offering price under this Registration Statement. Consequently, no additional registration fee is payable for the registration of the Rights.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 2, 1998

                                3,000,000 Shares

                              CAMERON ASHLEY LOGO

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.

                                  Common Stock
                                 (No par value)

                               ------------------

Of the 3,000,000 shares of common stock, no par value ("Common Stock"), of Cameron Ashley Building Products, Inc. ("Cameron Ashley" or the "Company")
    offered hereby (the "Offering"), 1,641,879 shares are being sold by
       Cameron Ashley and 1,358,121 shares are being sold by the Selling
         Shareholders named herein under "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

The Common Stock is listed on the Nasdaq Stock Market's National Market ("Nasdaq") under the symbol "CABP." On June 1, 1998, the last reported sale price of the Common Stock on the Nasdaq was $17.50 per share. The
       Company has made application to list the Common Stock on the New
         York Stock Exchange ("NYSE") under the symbol "CAB" and it is expected that the Common Stock will begin to trade on the
             NYSE on or about June 17, 1998. See "Price Range of
                       Common Stock and Dividend Policy."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 9.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               UNDERWRITING                     PROCEEDS TO
                                 PRICE TO      DISCOUNTS AND    PROCEEDS TO       SELLING
                                  PUBLIC        COMMISSIONS      COMPANY(1)     SHAREHOLDERS
                               ------------    -------------    ------------    ------------
Per Share..................         $               $                $               $
Total(2)...................    $               $                $               $

(1) Before deduction of expenses payable by the Company, estimated at
    $          .
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 450,000 additional shares to cover over-allotments of shares. If the option is
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , Proceeds to
    Company will be $          and Proceeds to Selling Shareholders will be
    $          .

     The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready
for delivery on or about             , 1998, against payment in immediately
available funds.

CREDIT SUISSE FIRST BOSTON
                                SBC WARBURG DILLON READ INC.
                                                        WHEAT FIRST UNION

                      Prospectus dated             , 1998.

          [PICTURE DEPICTING MAP OF THE COMPANY'S BRANCH LOCATIONS AND
             PHOTOGRAPH OF THE COMPANY'S PRODUCTS AND OPERATIONS.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. References in this Prospectus to the Company shall refer collectively to Cameron Ashley Building Products, Inc., together with its principal operating subsidiaries Wm. Cameron & Co. ("Cameron"), Ashley Aluminum, Inc. ("Ashley"), Cameron Ashley Canada, Inc. ("CA Canada") and Cameron Ashley Financial Services, Inc. ("CAFS"). Unless otherwise noted, all share and per share information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on October 31.

                                  THE COMPANY

     The Company is a leading North American distributor of a broad line of building products that are used principally in home improvement, remodeling and repair work and in new residential and commercial construction. The Company's product lines include roofing, millwork, pool and patio enclosure materials, insulation, vinyl siding, industrial metals and a variety of other building materials. The Company distributes its products through its extensive 145-branch network to independent building materials dealers, professional builders, large contractors and mass merchandisers and national co-ops in all 50 states and Canada.

     Since its formation in 1991, the Company has pursued a strategy of establishing a national building products distribution network through the acquisition of independent building products distributors. As a result of acquisitions and internal growth, the Company grew from $134.8 million in revenue in fiscal 1991 to $761.6 million in fiscal 1997, representing a compound annual growth rate of 33%. Over the same period, the Company completed 32 acquisitions and added 105 distribution facilities.

     According to the Home Improvement Research Institute, building products sales to contractors in the new housing and home repair and remodeling markets grew from approximately $70.5 billion in 1991 to approximately $105.6 billion in 1996, representing a compound annual growth rate of 8.4%. The wholesale building products distribution industry, which distributes to these markets, is highly fragmented. According to the National Home Center News, sales by the 150 largest building materials wholesale distributors were approximately $28.3 billion in 1996, representing only 26.8% of the $105.6 billion in total sales to building contractors. Many distributors in the building materials industry are small, privately-held companies which generally lack the purchasing power of a larger entity and may also lack the broad lines of products and sophisticated inventory management and control systems typically needed to operate a multi-branch distribution network. The increasingly competitive environment faced by smaller distributors has prompted a trend toward industry consolidation which management believes offers significant opportunities for the Company.

STRATEGY

     The Company's primary strategic objective is to be a leading consolidator of wholesale building products distributors in North America while accelerating internal growth and enhancing profitability. Since 1991, the Company has pursued a strategy of aggressive growth through acquisitions and development of the management and operational expertise required to be a leader in the industry. As the Company moves into the next phase of its development, management plans to
(i) continue to expand through selective acquisitions, (ii) accelerate internal growth and (iii) capitalize on the economies of scale of its North American network. By pursuing these initiatives, the Company seeks to achieve superior sales and profit growth relative to its competitors, provide building products manufacturers with a unified North American distribution network and increase its market share with national account retailers, developers, builders and manufactured housing companies.

CONTINUE TO EXPAND THROUGH SELECTIVE ACQUISITIONS

     Over the past several years, the Company's acquisition strategy has resulted in the expansion of its operations from branch locations in two states in the United States to 31 states and nine provinces in Canada. Going forward, the Company intends to continue to expand through acquisitions in order to achieve its growth objectives and strengthen its North American distribution network. In evaluating future acquisition candidates, the Company will target well-established distributors which will allow the Company to enter new markets or to expand its product lines in existing markets.

ACCELERATE INTERNAL GROWTH

     The Company is pursuing several strategies designed to accelerate internal growth. These strategies include:

     Broadening Product Lines. The Company seeks to broaden the product lines offered by its existing and acquired businesses in order to improve the overall product mix available to its customers, assist customers in managing their specialized inventory needs and enable branches to provide "one-stop shopping" to their customers. The distribution of a wider variety of products enhances gross profit margins by adding higher margin specialty products to the Company's branches and reduces unit shipping costs by allowing delivery of more products per truckload.

     Enhancing Relationships with National and Regional Accounts. The Company is expanding its sales to national and regional home center chains and hardware co-ops by establishing programs with national vendors which enable these vendors to rapidly replenish the special inventory needs of their large national accounts. In addition, the Company has also developed services which provide special order capabilities for niche products and in-store merchandising services to its customers. Management believes that its extensive North American network uniquely positions the Company to provide these services to national and regional accounts.

     Expanding Presence in Large Builder, Developer and Manufactured Housing Segments. Management believes that its distribution and service network also provides it with significant growth opportunities in the large national and regional builder, developer and manufactured housing market segments where the Company currently has a limited presence. Management believes additional expansion of the Company's geographic network through acquisitions will improve its ability to service these market segments.

     Offering Value-Added Services. The Company is developing several complementary value-added services to offer its customers. In October 1997, the Company purchased a minority interest in Field Marketing and Management ("FMM"). FMM offers third party outsourced field services to fulfill several of the retailers' traditional merchandising tasks, including managing shelf space and position, providing inventory management, conducting in-store audits and promotional introductions and implementing major department resets. The Company is in the process of introducing FMM as a complementary service to its strategic vendor relationships and to the national and regional home center chains.

     The Company, through its wholly owned financial services subsidiary, CAFS, provides home improvement financing through the Company's contractor and dealer network. Over the past eighteen months, the branches that have offered these financial services have experienced increased same-branch sales growth. Until recently, CAFS underwrote, funded, processed and serviced these loans. In the future, the Company intends to transfer these functions to an established financial services partner. This will permit the Company to continue to offer home improvement financing through its contractor and dealer network as a means to accelerate same-branch sales growth while allowing the Company to outsource many of the related operational requirements and minimize the Company's financial commitments. The Company is currently in discussions with several financial services companies.

     Enhancing Branch Management Capability. A key aspect of the Company's strategy is a decentralized operating philosophy which seeks to maximize the Company's responsiveness to customers' needs and to give branch managers a sense of responsibility and accountability for the performance of their own operations. Selling and operational capabilities at the branch level are critical to achieving the Company's overall sales and profit objectives. To enhance branch management capabilities, the Company has implemented a number of initiatives which include (i) providing two weeks of intensive classroom training at one of the country's leading distribution management programs, (ii) investing in training courses focusing on professional selling skills and time and territory management and (iii) providing ongoing training in standardized branch processes and procedures.

CAPITALIZE ON ECONOMIES OF SCALE

     Capturing Purchasing Economies. As a significant customer to many of its vendors, the Company is able to obtain competitive pricing and purchasing terms, ensure timely delivery of products and maintain appropriate inventory availability. The Company generally negotiates with its vendors on a company-wide or regional basis to obtain volume discounts and other favorable terms and encourages its individual branch managers to take advantage of such favorable terms when making purchasing decisions. To help strengthen the Company's overall purchasing economics, management recently initiated a preferred vendor program that will maintain regional flexibility, but will also reduce the number of vendors in several major product categories. Management believes that further opportunities to realize purchasing economies exist within all product categories and operating expense areas and intends to pursue such opportunities to enhance profitability.

     Upgrading Business Information Systems. Management believes that information technology to support organization-wide decision making is critical to achieving the Company's sales and profit objectives. The Company is in the process of implementing a new information system in the Cameron division to allow it to reduce operating and administrative costs and to improve customer service, pricing management and inventory and logistics management.

     Increasing Operating Efficiencies. The Company centralizes many administrative functions such as accounting and finance, employee benefits, insurance, human resources, legal and national account sales efforts both to achieve economies of scale and to help branch management remain focused on maximizing sales and profitability of their locations. In an effort to reduce operating expenses, the Company recently launched cost reduction efforts across many administrative functions and management believes there will continue to be opportunities to eliminate redundant functions and facilities from time to time, particularly through operating synergies resulting from additional acquisitions.

RECENT DEVELOPMENTS

     The Company recently entered into a letter of intent to acquire certain assets and liabilities of APi Supply Company, headquartered in Minneapolis, Minnesota. APi Supply Company, which had revenues of approximately $135 million in its most recent fiscal year, is a wholesale distributor of roofing, siding, insulation and millwork products, and sells primarily to retail lumber dealers and home centers throughout the Midwest. APi Supply Company has nine locations in Minnesota, Wisconsin, North Dakota, South Dakota, Iowa, Montana and Illinois. The acquisition of APi Supply Company will enable the Company to enter several new geographic markets and provide its national accounts with expanded coverage. The consideration to be paid by the Company for APi Supply Company is estimated
to be approximately $          million in cash and a warrant to purchase 200,000
shares of the Company's Common Stock. The acquisition is expected to close in June 1998. In addition, the Company recently entered into letters of intent to acquire three other companies with combined annual revenues in their latest fiscal years of approximately $45 million. See "Business -- Acquisition History."

                                  THE OFFERING

Common Stock offered by the Company..................  1,641,879 shares

Common Stock offered by the
  Selling Shareholders...............................  1,358,121 shares

Common Stock to be outstanding
  after the Offering.................................  11,003,879 shares(1)

Use of proceeds by the Company.......................  To repay outstanding bank debt, for seasonal working capital needs and for general corporate purposes,
                                                       including possible future acquisitions.

Nasdaq National Market Symbol(2).....................  CABP

-------------------------

(1) Based on the number of shares outstanding as of May 19, 1998. Excludes as of
    May 19, 1998 (i)           shares of Common Stock issuable upon exercise of
    outstanding stock options granted under the Company's long term incentive
    plans, (ii)           shares of Common Stock reserved for future issuance
    under such plans and (iii) warrants to purchase 200,000 shares expected to be issued in connection with the pending acquisition of APi Supply Company. Pursuant to its shareholder rights plan, the Company has issued certain preferred stock purchase rights that accompany the outstanding shares of Common Stock, including the shares to be sold in the Offering. Shares outstanding excludes 440,521 shares of treasury stock issued and held in treasury by the Company.

(2) Application has been made to list the Common Stock on the NYSE. It is expected that the Common Stock will begin to trade on the NYSE under the symbol "CAB" on or about June 17, 1998.

     The executive offices of the Company are located at 11651 Plano Road, Dallas, Texas 75243. The Company's telephone number is (214) 860-5100.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The summary consolidated financial data presented below as of and for the years ended October 31, 1993, 1994, 1995, 1996 and 1997 have been derived from audited consolidated financial statements of the Company and the related notes thereto, incorporated by reference in this Prospectus. The summary consolidated financial data as of and for the six months ended April 30, 1997 and 1998 have been derived from unaudited interim financial statements of the Company and the related notes thereto, incorporated by reference in this Prospectus. Operating results for interim periods are not necessarily indicative of results for the entire fiscal year. The following data should be read in conjunction with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus, and with the consolidated financial statements of the Company and the notes thereto, which are incorporated by reference in this Prospectus.

                                                                                                    SIX MONTHS ENDED
                                                   FISCAL YEAR ENDED OCTOBER 31,                       APRIL 30,
                                     ---------------------------------------------------------    --------------------
                                       1993        1994        1995        1996         1997        1997        1998
                                     --------    --------    --------    ---------    --------    --------    --------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Revenue............................  $224,014    $296,268    $503,691    $ 604,710    $761,590    $316,347    $363,986
Cost of sales......................   173,890     234,367     408,528      485,595     611,753     253,380     290,521
                                     --------    --------    --------    ---------    --------    --------    --------
Gross profit.......................    50,124      61,901      95,163      119,115     149,837      62,967      73,465
Operating expenses.................    38,093      45,502      75,927       95,689     125,684      53,221      63,541
Re-engineering and system
  conversion costs(1)..............        --          --          --           --          --          --         923
                                     --------    --------    --------    ---------    --------    --------    --------
Income from operations.............    12,031      16,399      19,236       23,426(4)   24,153(5)    9,746       9,001
Interest expense...................     2,983       2,333       3,376        3,910       5,750       2,542       3,421
                                     --------    --------    --------    ---------    --------    --------    --------
Income before income taxes.........     9,048      14,066      15,860       19,516      18,403       7,204       5,580
Provision for income taxes ........     3,335       5,366       5,985        7,447       7,084       2,723       2,192
                                     --------    --------    --------    ---------    --------    --------    --------
Income before extraordinary
  charge...........................     5,713       8,700       9,875       12,069      11,319       4,481       3,388
Extraordinary charge -- early
  extinguishment of debt, net of
  tax..............................        --          --          --          245          --          --          --
                                     --------    --------    --------    ---------    --------    --------    --------
Net income.........................  $  5,713    $  8,700    $  9,875    $  11,824    $ 11,319    $  4,481    $  3,388
                                     ========    ========    ========    =========    ========    ========    ========
Net income per share before
  extraordinary charge(2):
  Basic............................  $   1.28    $   1.55    $   1.19    $    1.36(4) $   1.23(5) $   0.49    $   0.36
  Diluted..........................      1.14        1.40        1.15         1.31(4)     1.20(5)     0.48        0.35
                                     ========    ========    ========    =========    ========    ========    ========
Income per share(2):
  Basic............................  $   1.28    $   1.55    $   1.19    $    1.33(4) $   1.23(5) $   0.49    $   0.36
  Diluted..........................      1.14        1.40        1.15         1.28(4)     1.20(5)     0.48        0.35
                                     ========    ========    ========    =========    ========    ========    ========
Weighted average shares
  outstanding(2):
  Basic............................     4,446       5,620       8,311        8,903       9,210       9,151       9,336
  Diluted..........................     5,026       6,222       8,580        9,196       9,443       9,392       9,608
OTHER DATA:
EBITDA(3)..........................  $ 15,370    $ 19,756    $ 23,984    $  29,701    $ 33,482    $ 13,240    $ 13,315
Capital expenditures...............  $  1,833    $  2,232    $  4,505    $   8,933    $ 11,236    $  6,321    $  3,995
Branches at end of period..........        49          66          93          107         145         135         145

                                                                    APRIL 30, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(6)
                                                              --------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $173,373
Total assets................................................   334,974
Long-term debt, less current maturities.....................   131,847
Shareholders' equity........................................   112,950

---------------

(1) Costs related to the implementation of the Company's new information system which were recognized as an operating expense in the period incurred.

(2) Restated to reflect the adoption of Statement of Financial Accounting Standard No. 128, "Earnings Per Share".

(3) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(4) During the fourth quarter, the Company incurred a $0.6 million charge related to the consolidation of its operations in Spokane, Washington which had a $0.04 impact on basic and diluted earnings per share ("EPS").

(5) During the fourth quarter of fiscal 1997, the Company recorded a pre-tax charge of $5.6 million, which increased cost of sales by $0.5 million and operating expenses by $5.1 million. The charge had a $0.36 impact on basic and diluted EPS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(6) As adjusted to reflect the sale by the Company of 1,641,879 shares of Common Stock and the application of the proceeds as described in "Use of Proceeds"
    (at an assumed public offering price of $    per share and after deducting
    the estimated underwriting discount and offering expenses).

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. When used in this Prospectus, the words "anticipates," "believes," "estimates," "expects," "intends," "foresees," "projects," "forecasts," "predicts," "plans" and similar words, as they relate to the Company or the Company's management, may identify forward-looking statements. Such statements are subject to known and unknown risks and uncertainties. Actual results and events may differ materially from those discussed in the forward-looking statements. The factors discussed below and elsewhere in this Prospectus are among those that might cause such a difference. Prospective investors should carefully consider these factors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products distributors. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on terms favorable to the Company. In addition, no assurance can be given that the Company will continue to be successful in integrating acquired businesses into its existing operations. Future acquisitions may require additional capital and the consent of the Company's lender(s). Such acquisitions may be financed in part through the incurrence of additional indebtedness or through the issuance of Common Stock (including the Common Stock to be issued pursuant to this Offering) or the issuance of equity-linked securities, which may have dilutive effects for the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products distribution marketplace will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. Moreover, future acquisitions could result in the accumulation of substantial goodwill and intangible assets, which may result in substantial amortization charges to the Company which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Strategy."

MANAGEMENT OF GROWTH

     Over recent years, and as a consequence of its acquisition strategy, the Company has experienced rapid growth. The Company may experience difficulty securing personnel, improving infrastructure and business information systems or overcoming other difficulties associated with growth. There can be no assurance that the Company will be able to manage future changes in the size of its business successfully or that difficulties in doing so will not have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Strategy."

SEASONALITY

     The business of the Company is, to a significant degree, seasonal. Because most of the building products distributed by the Company are intended for exterior use, sales by the Company tend to be lower during periods of inclement weather; this is particularly true with respect to the Company's Canadian and Northern United States operations. Accordingly, weather conditions occurring during the first and second quarters (November - April) of the Company's fiscal year usually result in the generation of lower sales revenues during those time periods than in other periods of the Company's fiscal year. The Company anticipates that these seasonal fluctuations will continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" and "Business -- Seasonality."

DEPENDENCE ON MARKET ECONOMIC CONDITIONS

     Demand for the Company's services depends significantly upon the national and local home improvement and remodeling, new residential and commercial construction markets. The level of activity in the new residential and home improvement construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including the general demand for housing, interest rates, availability of financing, housing affordability, levels of unemployment, shifting demographic trends, gross domestic product growth and consumer confidence. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. Consequently, the level of activity in the commercial, new residential and home improvement construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in this industry are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge with respect to application and usage, and advisory and other service capabilities. The Company's competition varies by product line, customer classification and geographic market. The Company competes with many local, regional, and in certain markets and product categories, other national building products distributors, such as ABC Supply and Rugby Building Products. The Company also competes with major product manufacturers with national distribution capability, such as Georgia-Pacific, Weyerhaeuser and others that engage in direct sales; however, the Company also acts as a distributor for certain products of these manufacturers. The Company also, to a lesser extent, competes with the large home center chains, such as Eagle Home Centers, The Home Depot and Lowe's, for business from smaller contractors. There can be no assurance that competition from such large home center chains will not, in the future, include competition for the business of larger contractors. Certain of the companies that compete with the Company have substantially greater financial and other resources than those of the Company. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by these entities. Increased competition by existing and future competitors could result in reductions in sales and pricing of the Company's distribution services that could materially adversely affect the Company's financial condition and results of operations. Furthermore, as the Company seeks to increase market penetration through its strategic acquisitions and internal growth, its success will depend, in part, on its ability to gain market share from established competitors. See "Business -- Competition."

NEW COMPUTER SYSTEM

     In the fourth quarter of 1997, the Company initiated a re-engineering project in the Cameron division centered around a new information system using
J. D. Edwards software and IBM hardware. The project, fully launched in the second quarter of fiscal 1998, is estimated to cost $11 million in total and is expected to be completed in 1999. There can be no assurance that delays in the implementation of the new system or problems with the system's functionality or otherwise will not have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition And Results of Operations" and "Business -- Information Technology."

YEAR 2000 COMPLIANCE

     The Company utilizes a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and in various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000, some level of modification or possible replacement of such source code or applications will be necessary. The new software associated with the re-engineering project has been represented by J. D. Edwards to be year 2000 compliant. The Company is still analyzing its various software applications and, to the extent to which they are not fully year 2000 compliant, the costs necessary to update its software or the potential systems interruptions resulting from compliance failure may have a material adverse effect on the Company's financial condition and results of operations. Furthermore, there can be no assurance that the Company's customers and vendors are or will be year 2000 compliant. Failure of the Company's customers and vendors to achieve year 2000 compliance could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Information Technology."

SUPPLY OF PRODUCTS

     The Company distributes building products manufactured by a number of major vendors. As is customary in this industry, the Company does not have long-term contracts with any of its major vendors. Although the Company believes it has access to similar products from competing vendors, any disruption in the Company's sources of supply, particularly of the most commonly sold items, could have a material adverse effect upon the Company's results of operations and financial condition. In addition, the Company is subject to the risks of obtaining products in Canada, including adverse fluctuations in currency exchange rates, increases in import duties, decreases in quotas, and increased customs regulations. The occurrence of any one or more of the foregoing could adversely affect the Company's results of operations and financial condition. Supply shortages occur at times as a result of unanticipated demand or production difficulties. In such cases, building material suppliers often allocate products among distributors. Future supply shortages may occur from time to time and may have a short-term material adverse effect on the Company's results of operations and financial condition.

SUPPLY OF COMMODITIES

     The financial performance of the Company is directly influenced by the cost of certain commodity products, such as aluminum and wood products. The prices of such commodity products are subject to significant volatility. There can be no assurances that the manufacturer vendors of the Company will continue to have available to them these commodity products at reasonable prices or that significant increases in the costs of such commodities will not materially adversely affect the operations of the Company as a consequence of the increased burden on the Company's manufacturer vendors resulting from such increases in the costs of these commodity products.

RELIANCE ON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL

     The Company is highly dependent on the skills, experience and efforts of its executive officers. The loss of services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and operations. The Company's continued growth and development depends in significant part on its ability to retain these executive officers and on the ability of such officers to manage the Company's growth successfully. The continued growth and development of the Company will also depend upon its ability to attract and retain qualified managers, salespersons and other key employees. See "Management."

INTERNATIONAL OPERATIONS

     A portion of the Company's current distribution operations are carried out in Canada and the Company intends to devote significant marketing and sales efforts over the next several years to increase its sales to Canadian customers. The Company's Canadian sales were approximately 10.9% of the Company's total revenue in the fiscal year ended October 31, 1997. The Company is subject to the general risks of conducting business internationally, including political and economic instability, unexpected changes in regulatory requirements, fluctuations in currency exchange rates, tariffs and other barriers and restrictions and the burdens of complying with a variety of foreign laws. Although, to date, the Company has not experienced any material adverse effect on its business as a result of such factors, there can be no assurance that such factors will not in the future materially adversely impact the Company's financial condition and results of operations or require the Company to modify its business practices. The Company's future international sales may be denominated in United States dollars, or Canadian dollars. The Company does not currently engage in foreign currency hedging transactions. Consequently, decreases in the value of the Canadian dollar relative to the United States dollar could result in losses from transactions denominated in Canadian dollars. With respect to the Company's Canadian sales that are United States dollar-denominated, such decreases could render the Company's services less price competitive.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of local, state, federal and Canadian governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in connection with the products distributed by the Company. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations and have a material adverse affect on the Company's financial condition and results of operations.

RESTRICTIVE COVENANTS

     The Company's financing agreements include various restrictive covenants and financial ratios and tests that must be complied with. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Liquidity and Capital Resources." There can be no assurance that these requirements will be met in the future. Failure to meet these requirements could have a material adverse effect on the Company's ability to make acquisitions and otherwise carry out its business in the future.

ANTI-TAKEOVER PROVISIONS

     Under the terms of the Company's Amended and Restated Articles of Incorporation, the members of the Board of Directors are divided into three classes, each of which serves a term of three years and may be removed only for cause by shareholder vote at a special meeting. A classified Board of Directors may delay, defer or prevent a takeover attempt that a shareholder of the Company might consider to be in the interests of the Company and its shareholders.

     In addition, the Amended and Restated Articles of Incorporation authorize the Board of Directors to issue shares of Preferred Stock from time to time in one or more designated series or classes. The Board of Directors, without approval of the shareholders, is authorized to establish voting, dividend, redemption, conversion, liquidation and other provisions of a particular series or class of Preferred Stock. The issuance of Preferred Stock could, among other things, adversely affect the voting power or other rights of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the Company.

     As a Georgia corporation, the Company is subject to Section 14-2-1132 (the "Interested Shareholder Statute") of the Georgia Business Corporation Code, which prohibits any resident domestic corporation, such as the Company, from engaging in certain "business combinations" with any "interested shareholder" for a period of five (5) years after the bidder has become an interested shareholder, unless it satisfies one of several exceptions including, among others, the approval by the board of directors of either: (i) the business combination prior to the time the bidder became an interested shareholder; or
(ii) the transaction which resulted in the bidder's becoming an interested shareholder. The Statute provides that if a bidder acquires 10% or more of a company's stock it is deemed to be an "interested shareholder."

     On August 19, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan") and declared a dividend distribution of one right (the "Right") for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on September 10, 1997. Each Right entitles the registered holder to purchase from the Company 1/10,000 of a share of Series A Preferred Stock at a purchase price of $72 per 1/10,000 of a share, subject to adjustment. The Rights are exercisable only if a person or group of affiliated persons acquires, or has announced the intent to acquire, 15% or more of the Company's Common Stock. The Rights Plan is specifically designed to discourage a third party from attempting to acquire control of the Company without first negotiating with the Company's Board of Directors.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price for the Company's Common Stock has been and may continue to be volatile. There can be no assurance that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the offering price. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for building products distribution industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,641,879 shares of Common Stock offered by the Company hereby are estimated to be approximately
$     (approximately $     if the Underwriters' over-allotment option is
exercised in full), based on an assumed public offering price of        per
share (the last reported sales price of the Common Stock on the Nasdaq National
Market on          , 1998) and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Selling Shareholders."

     The net proceeds from the sale of the shares of Common Stock will be used by the Company to repay outstanding debt under the Company's bank credit facilities. The bank credit facilities mature on January 15, 2002. Debt outstanding under the bank credit facilities as of April 30, 1998 was $1.5 million, with a weighted average interest rate at such date of 5.525%. The Company intends to use the remaining net proceeds for seasonal working capital and other general corporate purposes, including possible future acquisitions.

     Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short-term, investment grade, interest bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "CABP". The Company has made application to list the Common Stock on the NYSE under the symbol "CAB" and it is expected that the Common Stock will begin to trade on the NYSE on or about June 17, 1998. The following table sets forth, for the fiscal year periods indicated, the closing high and low sale prices per share of the Common Stock on the Nasdaq National Market:

                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year 1998
  Third Quarter (through May 29, 1998)......................  $22.375   $17.000
  Second Quarter (ended April 30, 1998).....................   20.500    15.000
  First Quarter (ended January 31, 1998)....................   19.000    13.750
Fiscal Year 1997
  Fourth Quarter (ended October 31, 1997)...................   19.813    14.375
  Third Quarter (ended July 31, 1997).......................   14.875    12.000
  Second Quarter (ended April 30, 1997).....................   15.500    12.375
  First Quarter (ended January 31, 1997)....................   15.000    11.500
Fiscal Year 1996
  Fourth Quarter (ended October 31, 1996)...................   13.750    10.125
  Third Quarter (ended July 31, 1996).......................   13.125     9.750
  Second Quarter (ended April 30, 1996).....................    9.938     7.750
  First Quarter (ended January 31, 1996)....................   10.625     7.500

     The last reported sales price per share of the Common Stock on the Nasdaq
National Market on May 29, 1998 was $17.50. As of             , 1998, there were
approximately      holders of record of the Common Stock.

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend on, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, applicable state law and other factors that the Company's Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 30, 1998 and as adjusted to reflect the sale by the Company of 1,641,879 shares of Common Stock and the application of the proceeds as described in "Use
of Proceeds" (at an assumed public offering price of $          per share and
after deducting the estimated underwriting discount and offering expenses). This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included or incorporated by reference elsewhere in this Prospectus.

                                                                  APRIL 30, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 30,914    $
                                                              ========    ========
Long-term debt(1):
  Unsecured senior notes (various maturities)...............   130,072
  Bank credit facilities....................................     1,478
  Other.....................................................       297
                                                              --------    --------
          Total long-term debt, less current maturities.....   131,847
Shareholders' equity:
  Preferred Stock, no par value; authorized 100,000 shares;
     no shares issued and outstanding.......................
  Common Stock, no par value; authorized 20,000,000 shares;
     9,797,283 shares issued and 9,356,762 shares
     outstanding at April 30, 1998; and 11,439,162 shares
     issued and 10,998,641 outstanding as adjusted (2)......    63,644
  Retained earnings.........................................    53,850
  Treasury stock, at cost, 440,521 shares...................    (4,296)
  Foreign currency translation..............................      (248)
                                                              --------    --------
          Total shareholders' equity........................   112,950
                                                              --------    --------
          Total capitalization..............................  $244,797    $
                                                              ========    ========

---------------

(1) For a description of the Company's long term debt, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources".

(2) Based on the number of shares outstanding as of April 30, 1998. Excludes as
    of April 30, 1998 (i)           shares of Common Stock issuable upon
    exercise of outstanding stock options granted under the Company's long term
    incentive plans, (ii)           shares of Common Stock reserved for future
    issuance under such plans and (iii) warrants to purchase 200,000 shares expected to be issued in connection with the pending acquisition of APi Supply Company. Pursuant to its shareholder rights plan, the Company has issued certain preferred stock purchase rights that accompany the outstanding shares of Common Stock, including the shares to be sold in the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected consolidated financial data presented below as of and for the years ended October 31, 1993, 1994, 1995, 1996 and 1997 have been derived from audited consolidated financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. The selected consolidated financial data as of and for the six months ended April 30, 1997 and 1998 have been derived from unaudited interim financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. Operating results for interim periods are not necessarily indicative of results for the entire fiscal year. The historical data set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the consolidated financial statements of the Company and the notes thereto which are incorporated by reference in this Prospectus.

                                                                                                    SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED OCTOBER 31,                       APRIL 30,
                                        ------------------------------------------------------     -------------------
                                          1993       1994       1995       1996         1997         1997       1998
                                        --------   --------   --------   --------     --------     --------   --------
                                                                                                       (UNAUDITED)
OPERATING DATA:
Revenue...............................  $224,014   $296,268   $503,691   $604,710     $761,590     $316,347   $363,986
Cost of sales.........................   173,890    234,367    408,528    485,595      611,753      253,380    290,521
                                        --------   --------   --------   --------     --------     --------   --------
Gross profit..........................    50,124     61,901     95,163    119,115      149,837       62,967     73,465
Operating expenses....................    38,093     45,502     75,927     95,689      125,684       53,221     63,541
Re-engineering and system conversion
  costs(1)............................        --         --         --         --           --           --        923
                                        --------   --------   --------   --------     --------     --------   --------
Income from operations................    12,031     16,399     19,236     23,426(4)    24,153(5)     9,746      9,001
Interest expense......................     2,983      2,333      3,376      3,910        5,750        2,542      3,421
                                        --------   --------   --------   --------     --------     --------   --------
Income before income taxes ...........     9,048     14,066     15,860     19,516       18,403        7,204      5,580
Provision for income taxes ...........     3,335      5,366      5,985      7,447        7,084        2,723      2,192
                                        --------   --------   --------   --------     --------     --------   --------
Income before extraordinary charge....     5,713      8,700      9,875     12,069       11,319        4,481      3,388
                                        --------   --------   --------   --------     --------     --------   --------
Extraordinary charge -- early
  extinguishment of debt, net of
  tax.................................        --         --         --        245           --           --         --
                                        --------   --------   --------   --------     --------     --------   --------
Net income............................  $  5,713   $  8,700   $  9,875   $ 11,824     $ 11,319     $  4,481   $  3,388
                                        ========   ========   ========   ========     ========     ========   ========
Income per share before extraordinary
  charge(2):
  Basic...............................  $   1.28   $   1.55   $   1.19   $   1.36(4)  $   1.23(5)  $   0.49   $   0.36
  Diluted.............................  $   1.14   $   1.40   $   1.15   $   1.31(4)  $   1.20(5)  $   0.48   $   0.35
                                        ========   ========   ========   ========     ========     ========   ========
Net income per share(2):
  Basic...............................  $   1.28   $   1.55   $   1.19   $   1.33(4)  $   1.23(5)  $   0.49   $   0.36
  Diluted.............................  $   1.14   $   1.40   $   1.15   $   1.28(4)  $   1.20(5)  $   0.48   $   0.35
                                        ========   ========   ========   ========     ========     ========   ========
Weighted average shares
  outstanding(2):
  Basic...............................     4,446      5,620      8,311      8,903        9,210        9,151      9,336
  Diluted.............................     5,026      6,222      8,580      9,196        9,443        9,392      9,608
OTHER DATA:
EBITDA(3).............................  $ 15,370   $ 19,756   $ 23,984   $ 29,701     $ 33,482     $ 13,240   $ 13,315
Capital expenditures..................  $  1,833   $  2,232   $  4,505   $  8,933     $ 11,236     $  6,321   $  3,995
Branches at end of period.............        49         66         93        107          145          135        145
BALANCE SHEET DATA (AT END OF PERIOD):
Accounts receivable, net..............  $ 31,484   $ 54,789   $ 75,502   $ 92,932     $115,687     $102,942   $112,112
Inventories...........................    29,018     39,743     51,780     64,644       82,298       93,462    102,333
Total assets..........................    82,217    126,083    175,067    219,670      293,251      265,274    334,974
Accounts payable and accrued
  expenses............................    34,192     44,212     51,679     69,795       88,420       73,556     83,462
Long-term debt, less current
  maturities..........................    31,954     36,606     38,264     52,078       79,480       85,888    131,847
Shareholders' equity..................    13,695     43,506     82,986     95,609      108,927      101,303    112,950

---------------

(1) Costs related to the implementation of the Company's new information system which were recognized as an operating expense in the period incurred.

(2) Restated to reflect the adoption of Statement of Financing Accounting Standard No. 128, "Earnings Per Share." (Footnotes continued on the following page)

(3) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(4) During the fourth quarter of fiscal 1996, the Company incurred a $0.6 million charge related to the consolidation of its operation in Spokane, Washington which had a $0.04 impact on basic and diluted EPS.

(5) During the fourth quarter of fiscal 1997, the Company recorded a pre-tax charge of $5.6 million, which increased cost of sales by $0.5 million and operating expenses by $5.1 million. The charge had a $0.36 impact on basic and diluted EPS. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- General."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The building products industry is affected by various factors including general economic conditions, the level of building activity, weather conditions, the rate of new home construction, interest rates and the availability of credit. A significant portion of the Company's products are sold for use in the home improvement, remodeling and repair market, which is relatively less affected by these factors than the new residential construction market.

     The Company has experienced substantial improvement in its results of operations since its formation in 1991. These improvements have included significant increases in sales volume and improvement in the Company's operating expenses as a percentage of revenue. The Company's revenue has more than tripled from $224 million in fiscal 1993 to $762 million in fiscal 1997. This revenue growth has been accomplished largely due to 32 acquisitions completed since October 1992, increased sales by existing branches and new branch openings. Further, the Company's operating expenses as a percentage of revenue have declined from 17.1% in fiscal 1993 to 16.5% in fiscal 1997 because of the different product and sales mix of acquired businesses and the consolidation of various corporate functions. Operating expenses in fiscal 1997 include a charge of $5.1 million or 0.7% and thus for comparative purposes, operating expenses as a percentage of revenue have declined from 17.1% in fiscal 1993 to 15.8% in fiscal 1997 before such charges.

     These positive trends have been partially offset by a decline in gross profit margin, which resulted primarily from the product and sales mix of acquired businesses. Gross profit as a percentage of revenue declined from 22.4% in fiscal 1993 to 19.7% in fiscal 1997. The businesses acquired by the Company since October 1992 typically either have had product lines consisting of narrow assortments of commodity products or have had a relatively high proportion of products distributed through direct shipments from manufacturers. Both of these characteristics result in lower selling margins and a lower gross profit as a percentage of revenue. In implementing its operating strategy for acquired businesses, management focuses on improving gross profit as a percentage of revenue, which requires the integration of additional higher margin product lines. This process takes time to implement because of market conditions, suppliers' territorial restrictions and conversion of customers' buying requirements and habits. Although the Company historically has been able to improve the gross profit margins of acquired businesses and anticipates further improvements, gross profit as a percentage of revenue will likely remain near current levels with some improvement as product mix, pricing and sales mix changes are implemented. In addition, the growth of the Company through its acquisition strategy since 1991 has reduced the contribution of its Ashley subsidiary as a percentage of the total operation. Ashley is a specialty products distributor and operates with higher gross profit margins.

     The net effect of these various factors has been a significant increase in the Company's income from operations from $12.0 million in fiscal 1993 to $24.2 million in fiscal 1997. However, due to the declining gross profit margin discussed previously, which was not offset by a reduction in operating expenses, income from operations as a percentage of revenue decreased to 3.9%, before a charge of $5.6 million or 0.7% of revenue, as discussed below, from 5.3% in fiscal 1993. Including the charge, income from operations was 3.2% of revenue in fiscal 1997.

     During the fourth quarter of fiscal 1997, the Company recorded a pre-tax charge of $5.6 million, which increased cost of sales by $0.5 million and operating expenses by $5.1 million. The charge had a $0.36 impact on basic and diluted EPS and consisted of the following:

     -- A $3.6 million charge which primarily reflects the merger of branches in Oregon and the closure of a small mill operation. The charge includes the writeoff of future lease payments on unused facilities in Oregon and Washington, reduction of inventory to net realizable value, associated severance costs and certain other costs related to the Company's recent acquisition activities; and

     -- A $2.0 million writeoff of unamortized costs related to the Company's management information system after the installation of a new information system in the Cameron division commencing in fiscal 1998 and certain costs associated with the evaluation of the new system.

     During the fourth quarter of fiscal 1996, the Company took a $0.6 million charge related to the consolidation of its operations in Spokane, Washington which had a $0.04 impact on basic and diluted EPS. The operations in four separate locations were relocated into one 120,000 square foot facility to increase efficiency, reduce costs and better service the customer base.

     Management expects the new information system and related re-engineering effort in its Cameron division to cost a total of $11 million and be completed during 1999. The project will require a capital expenditure of $8.4 million with the remaining costs expensed during fiscal 1998 and 1999. Pre-tax costs are expected to be approximately $0.7 million for the balance of fiscal 1998 and $1.0 million in fiscal 1999. Management expects the new information system, after its implementation, to produce significant productivity savings beginning in the second half of 1999 and provide the necessary technology infrastructure to allow the Company to continue its growth strategy.

     On May 28, 1998, the Company sold $9.8 million of notes receivable held for sale associated with Cameron Ashley Financial Services, Inc. ("CAFS"). This sale, representing substantially all of such notes, will result in a pre-tax loss of approximately $0.6 million in the third quarter of fiscal 1998.

     The following table sets forth information regarding certain components of revenue for the periods presented in "Selected Financial Data."

                                                                                    SIX MONTHS
                                                                                       ENDED
                                              FISCAL YEAR ENDED OCTOBER 31,          APRIL 30,
                                          --------------------------------------   -------------
                                           1993    1994    1995    1996    1997    1997    1998
                                          ------   -----   -----   -----   -----   -----   -----
Revenue.................................   100.0%  100.0%  100.0%  100.0%  100.0%  100.0%  100.0%
Cost of Sales...........................    77.6    79.1    81.1    80.3    80.3    80.1    79.8
                                          ------   -----   -----   -----   -----   -----   -----
Gross profit............................    22.4    20.9    18.9    19.7    19.7    19.9    20.2
Operating expenses......................    17.1    15.4    15.0    15.8    16.5    16.8    17.5
Re-engineering and system conversion
  costs.................................     0.0     0.0     0.0     0.0     0.0     0.0     0.3
                                          ------   -----   -----   -----   -----   -----   -----
Income from operations..................     5.3     5.5     3.9     3.9(1)   3.2(2)   3.1   2.4
Interest expense........................     1.3     0.8     0.7     0.7     0.8     0.8     0.9
                                          ------   -----   -----   -----   -----   -----   -----
Income before income taxes..............     4.0     4.7     3.2     3.2     2.4     2.3     1.5
Provision for income taxes..............     1.5     1.8     1.2     1.2     0.9     0.9     0.6
                                          ------   -----   -----   -----   -----   -----   -----
Income before extraordinary charge......     2.5%    2.9%    2.0%    2.0%    1.5%    1.4%    0.9%
                                          ======   =====   =====   =====   =====   =====   =====

---------------

(1) Includes the effect of charges of 0.1% of revenue, as discussed previously.

(2) Includes the effect of charges of 0.7% of revenue, as discussed previously.

RESULTS OF OPERATIONS

  Six Months Ended April 30, 1998 Compared to Six Months Ended April 30, 1997

     Revenue increased 15.1% from $316.3 million in the six months ended April 30, 1997, to $364.0 million in the six months ended April 30, 1998, an increase of $47.7 million. Revenue growth for the six month period was primarily due to additional sales from acquisitions, combined with same-branch sales growth of 1.5% for the six months ended April 30, 1998 compared to 0.9% in the 1997 period.

     Gross profit for the six month period increased $10.5 million or 16.7%, and as a percentage of revenue increased from 19.9% in the 1997 period to 20.2% in the 1998 period. Gross profit percentage was affected positively during the six month period as a result of improved selling margins and favorable purchasing economies.

     Operating expenses increased 19.4% from $53.2 million in the 1997 period to $63.5 million in the 1998 period, and increased as a percentage of revenue from 16.8% to 17.5%. Operating expenses include both branch operations expenses as well as corporate overhead costs. The dollar and percentage increases in operating expenses during the six month period were primarily due to higher costs associated with CAFS and new acquisitions.

     Operating expenses of $0.9 million from re-engineering and system conversion costs incurred in the period were primarily associated with business process re-engineering and new data processing systems training related to the implementation of the Company's new information system. These expenses were 0.3% of revenue for the period and effectively reduced income from operations by 9.3% in the six months ended April 30, 1998. In recognizing these expenses, the Company applied Emerging Issues Task Force Consensus 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Processing Re-engineering and Information Technology Transformation" and the recently issued AICPA Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Total operating expenses, including costs associated with re-engineering and system conversion, were $64.5 million in the six months ended April 30, 1998, compared with $53.2 million in the 1997 period.

     Income from operations decreased 7.6% from $9.7 million in the 1997 period to $9.0 million in the 1998 period and decreased as a percentage of revenue from 3.1% to 2.4%. The decrease in income from operations as a percentage of revenue is primarily due to the re-engineering and system conversion costs of $0.9 million recognized in the second quarter of 1998 and the operating results of CAFS.

     As a result of the above factors and increased interest expense, income before income taxes decreased 22.5% from $7.2 million in the 1997 period to $5.6 million in the 1998 period. Net income decreased 24.4% from $4.5 million in the 1997 period to $3.4 million in the 1998 period, and net income as a percentage of revenue decreased from 1.4% in the 1997 period to 0.9% in the 1998 period. Diluted EPS decreased from $0.48 per share in the 1997 period to $0.35 per share in the 1998 period.

  Year Ended October 31, 1997 Compared to Year Ended October 31, 1996

     Revenue increased 26.0% from $604.7 million in 1996 to $761.6 million in 1997. This increase was due to the 1997 year containing a full 12 months of revenue from the 14 branches acquired or opened in fiscal 1996, as well as the incremental sales from the 38 branches acquired or opened in fiscal 1997. Same-branch sales were level in fiscal 1997 compared to an increase of 2.7% in fiscal 1996. The Company experienced weakness in its Texas, Northwest, and Mountain States markets offset by strength in its Northeast, Southeast, Midwest, California, and Arizona markets.

     Gross profit as a percentage of revenue remained level at 19.7% in 1996 and 1997, with an overall increase of $30.7 million or 25.8% in 1997, compared to 1996. The 1997 fourth quarter charge described above did not have a material impact on gross profit as a percentage of revenue.

     Operating expenses increased 31.3% from $95.7 million in 1996 to $125.7 million in 1997. These expenses increased as a percentage of revenue from 15.8% to 16.5%. Operating expenses include both expenses directly attributable to branch operations and corporate expenses and increased primarily as a result of acquisitions and new branch openings. Higher revenue and gross profit allowed for absorption of the overall expense increases without a negative impact to earnings. Operating expenses in fiscal 1997 include $5.1 million in charges, or 0.7% of 1997 revenue, as discussed previously. Operating expenses excluding this charge were 15.8% of revenue and slightly higher than 1996 operating expenses excluding similar charges of 15.7%. The impact of CAFS on operating expenses was 0.2% of revenue and thus for comparative purposes, operating expenses decreased 0.1% from 1996 to an adjusted 15.6% in fiscal 1997.

     Income from operations increased 3.4% from $23.4 million in 1996 to $24.2 million in 1997 and decreased as a percentage of revenue from 3.9% to 3.2%. The decrease as a percentage of revenue was primarily due to the charges in the fourth quarter of 1997. Excluding the charges, income from operations increased from an adjusted $24.0 million in 1996 to an adjusted $29.8 million in 1997 and as a percentage of revenue only decreased from 4.0% in 1996 to 3.9% in 1997.

     Interest expense increased $1.8 million in 1997 compared to 1996 as a result of higher borrowings required for 1997 acquisitions offset by a slight reduction in interest rates primarily on Canadian borrowings. CAFS incurred approximately $0.3 million of interest in 1997.

     As a result of the above factors, income before income taxes decreased 5.6% from $19.5 million in 1996 to $18.4 million in 1997. Net income decreased 4.2% from $11.8 million in 1996 to $11.3 million in 1997, and net income as a percentage of revenue decreased 0.5% from 2.0% in 1996 to 1.5% in 1997.

  Year Ended October 31, 1996 Compared to Year Ended October 31, 1995

     Revenue increased 20.1% from $503.7 million in 1995 to $604.7 million in 1996. This increase was due in part to 1996 containing a full 12 months of revenue from the 27 branches acquired or opened in 1995. These branches along with existing branches contributed $55.1 million of this increase. In addition, branches acquired in 1996 contributed approximately $40.1 million of the total revenue increase of $101.0 million. New branches opened in 1996 contributed approximately $5.8 million of the revenue increase. Same-branch sales increased during 1996 by 2.7%.

     Gross profit as a percentage of revenue increased from 18.9% in 1995 to 19.7% in 1996, with an overall increase of $24.0 million or 25.2% in 1996, compared to 1995. The increase in gross profit as a percentage of revenue was due primarily to an emphasis on sales of higher margin products while existing certain less profitable product lines in areas such as the Northwest. Additionally, aluminum price decreases caused favorable LIFO charges and improved margins in the Florida markets.

     Operating expenses increased 25.7% from $76.1 million in 1995 to $95.7 million in 1996. These expenses increased as a percentage of revenue from 15.1% to 15.8%. Operating expenses include both expenses directly attributable to branch operations and corporate expenses and increased primarily as a result of acquisitions and new branch openings. Higher revenue and gross profit allowed for absorption of the overall expense increases without a negative impact to earnings.

     During the fourth quarter of 1996, the Company took a $0.6 million charge related to its operations in Spokane, Washington which had a $0.04 impact on basic and diluted EPS. Operations in four separate locations were relocated to one 120,000 square foot facility to increase efficiency, reduce costs and better service the customer base.

     Income from operations increased 23.0% from $19.0 million in 1995 to $23.4 million in 1996 and increased as a percentage of revenue from 3.8% to 3.9%. These increases were due to the factors described above.

     Interest expense increased $0.5 million in 1996 compared to 1995 as a result of higher borrowings required for 1996 acquisitions offset by a slight reduction in interest rates.

     As a result of the above factors, income before income taxes increased 22.6% from $15.9 million in 1995 to $19.5 million in 1996. Net income increased 19.7% from $9.9 million in 1995 to $11.8 million in 1996, and net income as a percentage of revenue remained at 2.0% from 1995 to 1996.

EFFECTS OF INFLATION

     Management does not believe that inflation has had a material impact on results of operations for the periods presented. Substantial increases in costs, however, could have an impact on the Company and the industry. Management believes that, to the extent inflation affects its costs in the future, the Company can generally offset inflation by increasing prices if competitive conditions permit.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary needs for capital resources are to finance acquisitions, working capital and capital expenditures. Borrowings for working capital typically increase during periods of sales expansion when higher levels of inventory and receivables are needed and decrease as inventories and receivables are converted to cash and are used to pay down debt. During the fourth quarter of fiscal 1997, the Company initiated a re-engineering effort that includes the implementation of a new computer system which is estimated to cost $11 million over the next two years. Management expects this system to be fully implemented during 1999. The Company had

$131.8 million of long-term debt, less current maturities, outstanding as of April 30, 1998, consisting of the indebtedness described below:

     Senior Notes. As of April 30, 1998, the Company had $130.1 million of unsecured senior notes (the "Senior Notes") bearing interest at an average of 6.9%. These notes mature at various dates beginning April 15, 2000, with a final maturity of April 7, 2010.

     Revolving Credit Agreement. The Company is a party to a credit agreement due January 15, 2002, which as of April 30, 1998 permitted revolving borrowings of up to $80 million U.S. and $25 million Canadian under the revolving line of credit indebtedness (the "Revolver"). Debt outstanding under this agreement as of April 30, 1998 was $1.5 million and borrowings under the Revolver are unsecured.

     Other Debt. As of April 30, 1998, the Company had $0.8 million in debt payable to various sellers of businesses acquired by the Company and to capital lessors in connection with capital lease obligations. These notes generally are collateralized by certain of the acquired assets and are subordinate to the Senior Notes and the Revolver.

     Under the terms of the Senior Notes and the Revolver, the Company is subject to various restrictive covenants regarding, among other things, payment of any dividends, capital expenditures limitations, incurrence of indebtedness from others in excess of certain amounts and consummation of any merger or acquisition of an entity that is not engaged in the building materials distribution business without the consent of the lenders. Financial covenants include, but are not limited to, maintaining current ratios, minimum net worth ratios, fixed charges ratios and debt to cash flow ratios.

     Net cash used in operating activities was $15.3 million and $16.7 million for the six months ended April 30, 1997 and 1998, respectively. Capital expenditures were $6.3 million and $4.0 million for the six months ended April 30, 1997 and 1998, respectively.

     The Company believes that its current cash position, funds from operations and the availability of funds under its credit agreements will be sufficient to meet anticipated liquidity requirements for the next twelve months.

SEASONALITY

     The business of the Company is, to a significant degree, seasonal. Because most of the building products distributed by the Company are intended for exterior use, sales by the Company tend to be lower during periods of inclement weather; this is particularly true with respect to the Company's Canadian and Northern United States operations. Accordingly, weather conditions occurring during the first and second quarters (November-April) of the Company's fiscal year usually result in the generation of lower sales revenues during those time periods than in other periods of the Company's fiscal year. The Company anticipates that these seasonal fluctuations will continue in the future.

                                    BUSINESS

GENERAL

     The Company is a leading North American distributor of a broad line of building products that are used principally in home improvement, remodeling and repair work and in new residential and commercial construction. The Company's product lines include roofing, millwork, pool and patio enclosure materials, insulation, vinyl siding, industrial metals and a variety of other building materials. The Company distributes its products through its extensive 145-branch network to independent building materials dealers, professional builders, large contractors and mass merchandisers and national co-ops in all 50 states and Canada.

     Since its formation in 1991, the Company has pursued a strategy of establishing a national building products distribution network through the acquisition of independent building products distributors. As a result of acquisitions and internal growth, the Company grew from $134.8 million in revenue in fiscal 1991 to $761.6 million in fiscal 1997, representing a compound annual growth rate of 33%. Over the same period, the Company completed 32 acquisitions and added 105 distribution facilities.

     According to the Home Improvement Research Institute, building products sales to contractors in the new housing and home repair and remodeling markets grew from approximately $70.5 billion in 1991 to approximately $105.6 billion in 1996, representing a compound annual growth rate of 8.4%. The wholesale building products distribution industry, which distributes to these markets, is highly fragmented. According to the National Home Center News, sales by the 150 largest building materials wholesale distributors were approximately $28.3 billion in 1996, representing only 26.8% of the $105.6 billion in total sales to building contractors. Many distributors in the building materials industry are small, privately-held companies which generally lack the purchasing power of a larger entity and may also lack the broad lines of products and sophisticated inventory management and control systems typically needed to operate a multi-branch distribution network. The increasingly competitive environment faced by smaller distributors has prompted a trend toward industry consolidation which management believes offers significant opportunities for the Company.

     The Company has established a presence in a substantial portion of North America and as a result, the Company's financial performance is not significantly dependent upon a single geographic region's economy. The diversity of the Company's customer base and the wide variety of applications for the Company's products also decrease the impact of a downturn in demand in any particular market segment. The risks posed by the cyclical new residential construction market are somewhat mitigated by the Company's significant participation in the less cyclical residential remodeling and home improvement market, which represented approximately 60% of the Company's revenue in fiscal 1997.

INDUSTRY OVERVIEW

     Prior to the 1970s, building materials were sold in both rural and metropolitan markets largely by local dealers, such as lumberyards and hardware stores. These dealers, who generally purchased their products from wholesale distributors, sold building products directly to homeowners, contractors and homebuilders. In the late 1970s and 1980s, the advent of mass merchandisers such as The Home Depot and Lowe's altered this distribution channel dramatically in metropolitan markets as these retailers displaced many local dealers. A core strength of these mass merchandisers was their ability to market a broad range of competitively priced home improvement and do-it-yourself products to the homeowner and small contractor. Accordingly, most wholesale distributors redirected their efforts and worked to sell directly to large contractors and homebuilders in metropolitan markets and provide mass merchandisers with fill-in and specialty products that mass merchandisers would not typically stock in their retail inventory.

     This distribution structure remains in place today. In metropolitan areas, mass merchandisers primarily sell products to retail customers such as homeowners and small contractors. In rural areas, dealers such as lumberyards and hardware stores sell products to homeowners, contractors and homebuilders. Independent building products distributors, such as the Company, and major manufacturers, such as Georgia Pacific and Weyerhaeuser, do not sell directly to retail customers. Instead, they distribute products to (i) professional homebuilders and contractors in metropolitan markets, (ii) dealers in rural markets and (iii) mass merchandisers in metropolitan areas. Despite the emergence of the mass merchandisers during the past two decades, the wholesale building products distribution industry has experienced solid growth in the 1990s.

STRATEGY

     The Company's primary strategic objective is to be a leading consolidator of wholesale building products distributors in North America while accelerating internal growth and enhancing profitability. Since 1991, the Company has pursued a strategy of aggressive growth through acquisitions and development of the management and operational expertise required to be a leader in the industry. As the Company moves into the next phase of its development, management plans to
(i) continue to expand through selective acquisitions, (ii) accelerate internal growth and (iii) capitalize on the economies of scale of its North American network. By pursuing these initiatives, the Company seeks to achieve superior sales and profit growth relative to its competitors, provide building products manufacturers with a unified North American distribution network and increase its market share with national account retailers, developers, builders and manufactured housing companies.

CONTINUE TO EXPAND THROUGH SELECTIVE ACQUISITIONS

     Over the past several years, the Company's acquisition strategy has resulted in the expansion of its operations from branch locations in two states in the United States to 31 states and nine provinces in Canada. Going forward, the Company intends to continue to expand through acquisitions in order to achieve its growth objectives and strengthen its North American distribution network. In evaluating future acquisition candidates, the Company will target well-established distributors which will allow the Company to enter new markets or to expand its product lines in existing markets. The Company seeks acquisition candidates that have complementary management teams and product lines. The Company typically retains the existing management team of the acquired distributor to benefit from local market knowledge and customer relationships and provides incentive compensation tied to the profitability of the acquired operation. After acquiring a new distributor, the Company concentrates on expanding product lines at the location and improving its operational efficiency through purchasing economies, inventory management and administrative savings.

ACCELERATE INTERNAL GROWTH

     The Company is pursuing several strategies designed to accelerate internal growth. These strategies include:

     Broadening Product Lines. The Company seeks to broaden the product lines offered by its existing and acquired businesses in order to improve the overall product mix available to its customers, assist customers in managing their specialized inventory needs and enable branches to provide "one-stop shopping" to their customers. The distribution of a wider variety of products enhances gross profit margins by adding higher margin specialty products to the Company's branches and reduces unit shipping costs by allowing delivery of more products per truckload. Current product lines the Company is seeking to broaden across the branch network include commercial roofing, exterior siding systems and millwork. Management continually seeks opportunities to enhance the Company's product offerings through the acquisition of distributors offering complementary product lines and the establishment of relationships with additional suppliers.

     Enhancing Relationships with National and Regional Accounts. The Company is expanding its sales to national and regional home center chains and hardware co-ops by establishing programs with national vendors which enable these vendors to rapidly replenish the special inventory needs of their large national accounts. In addition, the Company has also developed services which provide special order capabilities for niche products and in-store merchandising services to its customers. Management believes that its extensive North American network uniquely positions the Company to provide these services to national and regional accounts.

     Expanding Presence in Large Builder, Developer and Manufactured Housing Segments. Management believes that its distribution and service network also provides it with significant growth opportunities in the large national and regional builder, developer and manufactured housing market segments where the Company currently has a limited presence. The Company is seeking to expand existing programs with several major builders to which the Company provides specialized millwork packages and roofing products. Management believes additional expansion of the Company's geographic network through acquisitions will improve its ability to service these market segments.

     Offering Value-Added Services. The Company is developing several complementary value-added services to offer its customers. In October 1997, the Company purchased a minority interest in Field Marketing and Management ("FMM"). FMM offers third party outsourced field services to fulfill several of the retailers' traditional merchandising tasks, including managing shelf space and position, providing inventory management, conducting in-store audits and promotional introductions and implementing major department resets. Other retailers such as food and drug stores have found they can take cost out of the logistical supply chain by using a third party for such in-store merchandising needs instead of higher-cost, permanent sales and marketing employees. Third party servicers such as FMM allow suppliers to share the merchandising personnel through syndication, at a lower cost, for valuable in-store representation. The Company is in the process of introducing FMM as a complementary service to its strategic vendor relationships and to the national and regional home center chains.

     The Company, through its wholly owned financial services subsidiary, CAFS, provides home improvement financing through the Company's contractor and dealer network. These loans average approximately $8,000, are usually unsecured, and have payment terms from three to fifteen years. Over the past eighteen months, the branches that have offered these financial services have experienced increased same-branch sales growth. Until recently, CAFS underwrote, funded, processed and serviced these loans. In the future, the Company intends to transfer these functions to an established financial services partner. This will permit the Company to continue to offer home improvement financing through its contractor and dealer network as a means to accelerate same-branch sales growth while allowing the Company to outsource many of the related operational requirements and minimize the Company's financial commitments. The Company is currently in discussions with several financial services companies.

     Enhancing Branch Management Capability. A key aspect of the Company's strategy is a decentralized operating philosophy which seeks to maximize the Company's responsiveness to customers' needs and to give branch managers a sense of responsibility and accountability for the performance of their own operations. Selling and operational capabilities at the branch level are critical to achieving the Company's overall sales and profit objectives. To enhance branch management capabilities, the Company has implemented a number of initiatives which include (i) providing two weeks of intensive classroom training at one of the country's leading distribution management programs, (ii) investing in training courses focusing on professional selling skills and time and territory management and (iii) providing ongoing training in standardized branch processes and procedures.

CAPITALIZE ON ECONOMIES OF SCALE

     Capturing Purchasing Economies. As a significant customer to many of its vendors, the Company is able to obtain competitive pricing and purchasing terms, ensure timely delivery of products and maintain appropriate inventory availability. While individual branch managers are responsible for selecting and ordering inventory tailored to the varied needs of customers in their local markets, the Company generally negotiates with its vendors on a company-wide or regional basis to obtain volume discounts and other favorable terms and encourages its individual branch managers to take advantage of such favorable terms when making purchasing decisions. To help strengthen the Company's overall purchasing economics, management recently initiated a preferred vendor program that will maintain regional flexibility, but will also reduce the number of vendors in several major product categories. Management believes that further opportunities to realize purchasing economies exist within all product categories and operating expense areas and intends to pursue such opportunities to enhance profitability.

     Upgrading Business Information Systems. Management believes that information technology to support organization-wide decision making is critical to achieving the Company's sales and profit objectives. Each of the Company's branches is equipped with on-line, real time information systems, which enable branch management to control and monitor inventory levels, perform invoicing and order entry and establish delivery routes and schedules. Corporate management is also able to monitor branch and regional sales, profitability, asset management and working capital performance by utilizing the same system. The Company is in the process of implementing a new information system in its Cameron division to allow it to reduce operating and administrative costs and to improve customer service, pricing management and inventory and logistics management. See "-- Information Technology".

     Increasing Operating Efficiencies. The Company centralizes many administrative functions such as accounting and finance, employee benefits, insurance, human resources, legal, and national account sales efforts both to achieve economies of scale and to help branch management remain focused on maximizing sales and profitability of their locations. Management intends to continue its efforts to increase operating productivity throughout the Company. In an effort to reduce operating expenses, the Company recently launched cost reduction efforts across many administrative functions and management believes there will continue to be opportunities to eliminate redundant functions and facilities from time to time, particularly through operating synergies resulting from additional acquisitions.

ACQUISITION HISTORY

     Since its formation in 1991, the Company has completed 34 acquisitions and has grown from 40 branches at the end of 1991 to 145 branches at the end of April 1998. Set forth in the table below is a description of the Company's acquisitions during each of the fiscal years indicated:

                                                                                 LOCATION
                                                         NUMBER OF                  OF
                     BUSINESS                        ACQUIRED BRANCHES      ACQUIRED BRANCHES
                     --------                        -----------------   ------------------------
1992
  Thunderbird Steel...............................           1                      NM
  Mike's Aluminum.................................           1                      FL
1993
  Owens-Corning Fiberglas (Supply Division).......           5                GA, IL, NC, TX
  Owens-Corning Fiberglas (Supply Division).......           1                      MI
  New Orleans Building Products...................           1                      LA
  Wholesale Building Supply (Albuquerque).........           1                      NM
  Whitewater Building Products....................           2                      IN
  San Antonio Building Products...................           1                      TX
1994
  Chesapeake Building Supply......................           1                      MD
  Bright Aluminum.................................           1                      FL
  Wholesale Building Supply (Santa Fe)............           1                      NM
  Bird Incorporated...............................          10            AZ, CT, KY, MA, NY, VT
  Southland Building Products.....................           6                    LA, TX
  CA Co...........................................           4                    ID, WA
1995
  Blair Siding....................................           1                      GA
  Warehouse Moulding & Door Corp..................           2                      NM
  Zaglin Wholesale................................           1                      GA
  States Dealer Supply............................           1                      OR
  Star, Inc.......................................           7                  AZ, OR, UT
1996
  Premdor, Inc. (distribution facility)...........           1                      UT
  Jett Supply Co..................................           3                  CO, IL, TX
  Mile High Roofing & Exterior Supply.............           3                      CO
  California Roofers Supply.......................           8                      CA
  Dependable Roofing & Materials..................           1                      CA
  Metro Roofing Supply............................           1                      AR
  Midwest Thermal Products, Inc...................           4                  AR, MO, OK
1997
  Ince Holdings, Ltd. (Boyd Division).............          16                    Canada
  Contractors Supply..............................           2                      NE
  Bois Daigle, Ltd................................           7                    Canada
  DMG Supply......................................           3                      SC
  Vinyl Wholesale Supply Co.......................           1                      NC
  Mid-America Siding Supply Inc...................           2                    AR, TX
1998*
  J&L Services, Inc...............................           1                      IL
  Oakmont Industries, Ltd.........................           1                    Canada
  Millwork Specialties, Inc.......................           1                      NY

---------------

* The Company recently entered into a letter of intent to acquire certain assets and liabilities of APi Supply Company, headquartered in Minneapolis, Minnesota, which had revenues of approximately $135 million in its most recent fiscal year. In addition, the Company has entered into letters of intent to acquire three other companies with combined annual revenues in their latest fiscal years of approximately $45 million.

  PRODUCTS

     The Company distributes a broad range of building products as shown in the following table and as described below.

                                                              FISCAL 1997
                                                              -----------
Roofing Products............................................      38%
Millwork....................................................      10
Pool and Patio Enclosure Products...........................       9
Insulation..................................................       9
Vinyl Siding................................................       7
Industrial Metals...........................................       4
Other Building Products*....................................      23

---------------

* Includes those product lines which individually constitute less than three percent (3%) of the Company's net sales.

     Roofing Products. Shingles, felt, roof tile, commercial roll roofing, coatings, asphalt, flashings, vents and other roofing products are distributed to residential and commercial roofing contractors and dealers, including lumberyards and, to a lesser extent, mass merchandisers. Principal brands of roofing products include CertainTeed, Elk, GAF, Genstar, Monier/Lifetile, Owens-Corning and Tamko. Management believes the Company is one of the largest roofing products wholesalers in the United States.

     Millwork. Millwork includes doors, door units and component parts, molding, windows, stair parts, blinds, shutters and screens, which are distributed to dealers, mass merchandisers, contractors and builders in the residential construction industry. The Company's major millwork lines include ABTCo. (prefinished moldings, shutters and architectural work), Premdor and Steves & Sons (flush doors), ThermaTru (residential entry doors) and a variety of other regional suppliers. The Company also pre-hangs door units for large residential builders such as D. R. Horton and Perry Homes, mass merchandisers and independent dealers.

     Pool and Patio Enclosure Products. Pool and patio enclosure products include aluminum extrusions, roof panels, gutters, coil, screen, awnings, handrails and various other exterior aluminum building products. These products are sold by the Company to residential contractors and installers, who use them in the construction of pool enclosures, screen rooms, mobile home improvement projects, carports and roof-over applications. A majority of the pool and patio enclosure product line is purchased from a variety of suppliers for redistribution by the Company. The remainder consists of roll-formed roof panels, gutters and fold-down window awnings fabricated by the Company. The Company's fabrication capability allows it to produce a variety of sizes and styles on an as-needed basis to control inventory costs or fill custom orders.

     Insulation. The Company distributes a broad line of insulation materials to contractors and dealers. Principal brands distributed by the Company include CertainTeed and Owens-Corning products that are used in both residential and commercial applications.

     Vinyl Siding. Vinyl siding consists of siding, soffit and accessories. The Company purchases vinyl siding from several industry leaders, including CertainTeed, Jannock and Owens-Corning, and distributes the product to builders, contractors and mass merchandisers.

     Industrial Metals. Industrial aluminum and stainless steel products fall primarily into two categories, extrusions and sheet. These products are purchased by sheet metal businesses, fabricators and manufacturers for use in a variety of products. The Company purchases extruded products for distribution, while third party processors and the Company cut sheet products from coils to standard specifications. In addition, the Company has the ability to cut sheet products to individual specifications.

     Other Building Products. The Company distributes a variety of building materials such as stucco, aluminum siding, sheathing, fireplaces, ceiling tiles, grids, skylights, gutters, sheet rock, nails and fasteners, rebar, mesh, corrugated metal, wood products, fencing and pneumatics. The product mix offered by each branch is tailored to the demands of its local market.

BRANCH OPERATIONS

     The Company distributes products through its network of 145 branches, which are strategically located to provide prompt delivery and responsive customer service. The Company utilizes a decentralized management structure that emphasizes individual branch profit-and-loss and working capital responsibility and seeks to maximize the benefits of its local market presence. A branch is typically comprised of warehouse and receiving space, secure outdoor holding space, office space and product display areas. Local sales efforts are coordinated and supported at the branches. The bulk of the remaining branch activities relate to receiving, storing and delivering building products.

     Each branch is responsible for selecting and ordering inventory to meet the needs of its customers and for creating its own localized sales, marketing and promotional programs, supplemented by coordinated national and regional programs at the corporate level. All branches are equipped with on-line information systems that allow managers to control and monitor inventory levels, perform invoicing and order entry, and establish delivery routes and schedules. Corporate management also uses the Company's information systems to monitor sales, profitability and working capital management by branch. The Company employs electronic data interchange ("EDI") and bar-coding capability to enhance its ability to serve the needs of major national accounts and national manufacturers.

     Some of the Company's branches are organized into a formal "hub and spoke" system, with large branches supporting smaller branches or mini-branches. Even where a formal "hub and spoke" system has not been implemented, full-line metropolitan branches typically provide fill-in service to smaller and rural branches. Metropolitan branches are typically larger in square footage and generally stock a full line of products, while the product mix at rural branches is typically more limited and market specific.

     The Company establishes and maintains overall credit policy and terms at the corporate level. Branch managers are generally responsible, within the Company's policy, for overseeing the extension of credit and the collection of accounts receivable. The Company's central credit function assists branches with major accounts, collects delinquent accounts and determines overall credit lines and credit approval. The Company obtains lien rights and security interests where appropriate to provide security for larger accounts.

PURCHASING

     The Company generally negotiates with its vendors on a company-wide or regional basis to obtain favorable pricing, volume discounts and other beneficial purchase terms. The Company negotiates large block purchases of roofing, insulation, millwork, pool and patio and commodity products centrally to capture purchasing economies. Branch or regional managers are responsible for inventory selection and ordering on terms negotiated centrally, so that the Company remains responsive to local market demand, while still maximizing purchasing leverage through volume orders. Branch managers are also responsible for inventory management at his or her respective locations.

     Payment, discount and volume purchase programs are negotiated directly by the Company with its major suppliers, with a significant portion of the Company's purchases made from suppliers offering these programs. The Company is a party to distribution agreements with certain vendors, including CertainTeed and Owens-Corning, on an exclusive or non-exclusive basis, depending on the product and the territory involved. The agreements also provide certain price protections for products purchased by the Company from these suppliers.

SALES AND MARKETING

     The Company's marketing programs center on fostering strong customer relationships and providing superior service. The Company focuses its marketing efforts primarily on the residential remodeling and new housing segments and, to a lesser extent, on the commercial and industrial segments. The Company has a thirteen-person national accounts marketing staff that is responsible for negotiating programs and standards for relationships with mass merchandisers, purchasing cooperatives, national home builders and developers and manufacturers. The Company's marketing team also has dedicated executives focused on product lines targeted for growth, such as commercial roofing and vinyl siding.

     The Company's sales organization consists of outside field sales personnel who report directly to their local branch manager and are supported by inside customer service representatives at the branch. Bonus and commission payments constitute a substantial portion of the compensation for salespersons, and in fiscal 1997 branch managers could earn up to 50% of their base salary in bonus if branch performance goals were achieved and could earn additional bonuses measured as a share of the profits of their respective branches if such goals were exceeded.

CUSTOMERS

     The Company distributes products to a large number and variety of building material dealers, large home builders, contractors, mass merchandisers and national co-ops, and others.

     Contractors represent the Company's single largest customer group. Management believes that prospects of increased sales to this group are strong, based on projected growth in home repair and remodeling work. In addition, with the emergence and continued growth of retail mass merchandisers such as The Home Depot and Lowe's, the Company has begun to target those merchandisers to satisfy their fill-in and specialty product needs. Sales to mass merchandisers and national co-ops have grown from 3% in 1993 to 11% in 1997.

     The percentages of the Company's fiscal 1997 revenue attributable to the Company's various types of customers are as follows:

                                                              FISCAL 1997
                                                              -----------
Contractors.................................................      56%
Dealers.....................................................      26%
Mass Merchandisers and National Co-ops......................      11%
Builders....................................................       4%
Other.......................................................       3%

INFORMATION TECHNOLOGY

     The Company recently initiated a major business process re-engineering project aimed at improving and standardizing Company processes and using a "best practices" approach to reduce operating costs. This re-engineering effort will center around a new information system using J.D. Edwards software and IBM hardware. Management expects the system to be implemented in its Cameron division in 1999. The new information system and re-engineered processes are expected to enhance the Company's competitive position by reducing operating and administrative costs and improving customer service, pricing management and inventory and logistics management. The new software has been represented by J.D. Edwards to be year 2000 compliant and the Company will test for such compliance prior to implementation.

COMPETITION

     The Company's competition varies by product line, customer classification and geographic market. The Company competes with many local and regional building products distributors, and, in certain markets and product categories, with other national building products distributors, such as ABC Supply and Rugby Building Products. The Company also competes with major corporations with national distribution capability, such as Georgia-Pacific, Weyerhaeuser and other product manufacturers that engage in direct sales; however, the Company also acts as a distributor for certain products of these manufacturers. The Company sells products to and, to a lesser extent, competes with large home center chains such as Eagle Home Centers, The Home Depot and Lowe's for business from smaller contractors. There can be no assurance that competition from such large home center chains will not, in the future, include competition for the business of larger contractors.

     Management believes that the Company's target customers generally select building products distributors on the basis of product availability, relationships, service and delivery, geographic coverage, responsiveness and credit availability. The Company utilizes its purchasing power with major suppliers to obtain products at prices generally more favorable than its smaller competitors. The Company's relative size also permits it to attract experienced sales and service personnel and gives the Company the resources to provide company-wide sales, product and service training programs. By working closely with its customers and utilizing the Company's information technology, the Company's branches are able to maintain appropriate inventory levels and are well positioned to deliver completed orders on time.

ENVIRONMENTAL

     The Company is subject to federal, state and local environmental laws and regulations. A number of roofing materials are considered environmentally hazardous. The Company typically handles and stores a variety of these materials at its distribution center locations. The Company maintains appropriate environmental compliance programs at each of its distribution centers and has never been the subject of any material enforcement action by any governmental agency.

     Many of the Company's distribution centers are located in areas of current or former industrial activity, where environmental contamination may have occurred. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products located at such property, and may be held liable for property damage and for investigation and remediation costs in connection with the contamination.

     Management believes the Company is in material compliance with applicable laws and regulations governing the discharge of hazardous waste into the environment; moreover, management does not believe there are any material environmental liabilities at any of its distribution center locations. Nevertheless, there can be no assurance that the Company's knowledge is complete with regard to all material environmental liabilities and it could subsequently discover potential environmental liabilities arising from its sites or from neighboring facilities.

EMPLOYEES

     As of April 30, 1998, the Company had 1,960 employees, including 178 corporate and administrative personnel, 1,770 branch employees and 12 CAFS employees. At the branch level, a total of 1,388 people were employed as warehouse and manufacturing personnel, truck drivers, office staff and labor supervisors; and 382 were employed as branch managers and sales personnel. Unions represent a total of approximately 80 hourly workers at the Company's Chicago, Detroit, San Antonio, New York City, Hauppauge (New York) and Houston facilities. The Company has not experienced any work stoppages. The remainder of the Company's employees are not represented by a union or a collective bargaining unit. Management considers the Company's employee relations to be satisfactory.

TRADENAMES

     Historically, the Company operated under various tradenames in the markets it served, retaining the name of an acquired business to preserve local identification. To capitalize on its increasing national presence, the Company converted all branch operations to the primary tradename "Cameron Ashley Building Products." New acquisitions typically convert to the primary tradename within 6 to 12 months after the purchase date. Some local branches continue to use historical trade names as secondary tradenames to maintain goodwill.

SEASONALITY

     The Company's first quarter and, to a lesser extent, its second quarter are typically adversely affected by winter construction cycles and weather patterns as the level of activity in both the home improvement and new construction markets decreases. Management closely monitors operating expenses and inventory levels during seasonally affected periods and to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

PROPERTIES

     The Company operates both owned and leased branches in 31 states; of the 145 Company branches, 29 are owned and 116 are leased. The Company's facilities range in size from approximately 15,000 to 150,000 square feet. This building space is used for warehousing and distribution purposes and, to a lesser extent, for sales, manufacturing and administrative purposes. The Company owns a 24,000 square foot office building where its corporate offices are located near its Dallas, Texas branch. The Company believes its facilities are adequately maintained and utilized and are suitable for the purposes for which they are used. None of the Company's owned real properties are subject to any major encumbrances.

LEGAL PROCEEDINGS

     The Company entered into a letter of intent dated October 2, 1997, to acquire Bradco Supply Corporation ("Bradco"), subject to due diligence and negotiation of a definitive agreement. Prior to the completion of the Company's due diligence procedures, negotiations were discontinued by Bradco. On November 3, 1997, Bradco filed suit claiming a breach of the letter of intent and claimed damages of $3 million. Management believes the case is without merit and intends to vigorously defend the Company against such claim; however, an adverse resolution could result in an after-tax charge to income of up to $2 million.

     In January 1998, a subsidiary of the Company and several of its employees were subpoenaed to provide information to a grand jury of the United States District Court, Northern District of Texas, in connection with an investigation of possible violations of federal antitrust laws in the aluminum building products industry, including possible violations of Section 1 of the Sherman Act. No allegations of wrongdoing have been made against the subsidiary, the employees or the Company. In February 1998, information was provided in response to the subpoenas and the Company is not aware of any subsequent activity in the matter.

     From time to time, the Company is also involved in litigation and proceedings in the ordinary course of its business. Management believes that such ordinary course of business litigation will not have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

NAME                                    AGE                POSITIONS HELD
----                                    ---                --------------
Ronald R. Ross........................  45     Chief Executive Officer and Chairman
                                               of the Board
Walter J. Muratori....................  54     Vice Chairman, President and Chief
                                               Operating Officer
J. Andrew Kerner......................  39     Executive Vice President -- Chief
                                               Financial Officer and Treasurer
John H. Bradberry.....................  47     Executive Vice President -- Chief
                                               Accounting Officer
C. Steven Gaffney.....................  49     Executive Vice President
John L. Crum..........................  53     Vice President -- Chief Information
                                               Officer
John S. Davis.........................  41     Vice President -- General Counsel,
                                               Secretary
Thomas R. Miller......................  48     Vice President -- Human Resources
J. Veronica Biggins...................  51     Director
Richard L. Cravey.....................  53     Director
Harry K. Hornish......................  52     Director
Donald S. Huml........................  51     Director
Allen J. Keesler, Jr..................  59     Director
Charles C. Schoen, III................  63     Director
Alan K. Swift.........................  54     Director
Edwin A. Wahlen, Jr...................  49     Director

     Ronald R. Ross has been a director of the Company since 1994. Mr. Ross has served as Chief Executive Officer since September 1996, as Chairman of the Board of the Company since February 1994 and as Chairman of the Board and Chief Executive Officer of Cameron since November 1996. From December 1991 to June 1997, he served as President of Cameron. Mr. Ross was Vice President, Operations of the Cameron Wholesale division of CertainTeed Corporation, a building products manufacturer, from September 1987 to September 1991 and served as Vice President and General Manager of the division until its sale to Cameron in December 1991.

     Walter J. Muratori has been a director of the Company since 1994. Mr. Muratori has served as Vice Chairman and Chief Operating Officer of the Company since March 1998 and as President of the Company since February 1994. He has also served as President of Cameron and Chairman of the Board of Ashley since June 1997. He previously served as President of Ashley from October 1991 to June 1997. From 1989 to 1991, Mr. Muratori served as President of Talquin Building Products, Inc., a division of Florida Progress Corporation and the parent of Ashley. From 1970 to 1986, Mr. Muratori held various sales and management positions at Ashley.

     J. Andrew Kerner has served as Executive Vice President -- Chief Financial Officer and Treasurer of the Company and Executive Vice President -- Chief Financial Officer and Treasurer of Cameron since April 1998. Prior to joining the Company, Mr. Kerner was employed by Frito-Lay, Inc., a division of PepsiCo., from 1987 until April 1998 in a variety of senior financial positions in the United States and Europe.

     John H. Bradberry has served as Executive Vice President -- Chief Accounting Officer of the Company since November 1997. From August 1996 to November 1997, he was Executive Vice President -- Central Division of Cameron. Prior thereto, he served as Vice President -- Chief Accounting Officer of the Company from June 1995 to August 1996 and as Vice President -- Finance of the Company from December 1991 to June 1995. From December 1991 to August 1996, Mr. Bradberry also served as Chief Financial Officer of Cameron.

     C. Steven Gaffney has served as Executive Vice President of the Company and as President and Chief Executive Officer of Ashley since June 1997. Mr. Gaffney was Vice President of the Company from 1994 to June 1997. Mr. Gaffney was Executive Vice President of Ashley from 1991 to June 1997. He previously served as President of Ashley from 1989 to 1991 and as its Vice President from 1986 to 1989.

     John L. Crum has served as Vice President -- Chief Information Officer of the Company and Executive Vice President of Cameron since April 1997. Prior to joining the Company, Mr. Crum was Group Director, Information
Resources -- Building Products at Georgia Pacific Corporation in Atlanta, Georgia from 1993 to March 1997. He was Director of Information Resources for the Distribution Division at Georgia Pacific from 1988 to 1993.

     John S. Davis has served as Vice President -- General Counsel and Secretary of the Company since 1994. Prior to joining the Company, he was employed as Associate Counsel -- Mergers and Acquisitions of Electronic Data Systems Corporation (EDS) from 1990 to 1994.

     Thomas R. Miller has served as Vice President -- Human Resources of the Company since December 1994. From 1980 until December 1994, Mr. Miller served as Managing Director of Employee Relations for American Airlines, Inc.

     J. Veronica Biggins has been a director of the Company since 1996. She is a partner with the executive search firm Heidrick & Struggles, specializing in senior management recruitment where she has been employed since February 1995. Previously, Ms. Biggins served as Assistant to the President of the United States and Director of Presidential Personnel from January 1994 to February 1995. Prior thereto, she was with NationsBank for twenty years serving in various positions including Executive Vice President for Corporate Community Relations. Ms. Biggins also serves on the Board of Directors for Avnet, Inc., National Data Corporation and Morrison Fresh Cooking.

     Richard L. Cravey has been a director of the Company since 1994. Mr. Cravey has served as a Managing Director of Cravey, Green & Wahlen, Incorporated since 1985, as a Managing Director of CGW Southeast Management Company (the "Management Company") since 1991, and as a Managing Director of CGW Southeast I, Inc. ("CGW Inc."), the general partner of CGW Southeast Partners I, L.P. ("CGW"), since 1991. CGW, an affiliate of Mr. Cravey, is also an affiliate of the Company. Mr. Cravey is also a director of AMRESCO, INC.

     Harry K. Hornish has been a director of the Company since 1996. He is Executive Vice President of United States Filter Corporation, a manufacturer and distributor of water and sewer related products and systems. From November 1991 to October 1996, Mr. Hornish was President and Chief Executive Officer of The Utility Supply Group, Inc. prior to its sale to United States Filter in October 1996. He served as Vice President and General Manager of the Cameron Wholesale Division of CertainTeed prior to its purchase by CGW in November 1991.

     Donald S. Huml has been a director of the Company since 1994. Mr. Huml is Senior Vice President and Chief Financial Officer of Snap-on Incorporated ("Snap-on"), a Kenosha, Wisconsin based producer and distributor of hand and power tools, diagnostic equipment and tool storage units. Prior to joining Snap-on, Mr. Huml served as Vice President and Chief Financial Officer of Saint-Gobain Corporation and its subsidiaries CertainTeed Corporation and Norton Company, producers of building products.

     Allen J. Keesler, Jr. has been a director of the Company since 1996. Mr. Keesler is an independent business and management consultant. He served as President and Chief Executive Officer of Florida Power Corporation from February 1988 until his retirement in April 1996. Mr. Keesler also serves on the Board of Directors of SouthTrust Corporation.

     Charles C. Schoen, III has been a director of the Company since 1994. Mr. Schoen is a private investor. He retired as President of Electrical Insulation Suppliers, Inc., a distributor of electrical materials, magnet wire and equipment, upon the sale of that company in January 1991.

     Alan K. Swift has been a director of the Company since 1997. Since 1994, Mr. Swift has served as Chairman and, until April 1998, as CEO of FMM, an affiliate of the Company. Mr. Swift also serves as Chairman of A-Three Services Agency, Ltd., a national fulfillment company specializing in promotional materials handling and database/direct marketing. He was Chairman and CEO of Promotional Marketing, Inc., a marketing services company headquartered in Chicago, Illinois, from 1982 to 1994.

     Edwin A. Wahlen, Jr. has been a director of the Company since 1996. He has served as a Managing Director of Cravey, Green & Wahlen Incorporated, a private risk capital investment firm, since 1985, as Managing Director of its investment management affiliate, the Management Company since 1991, and as a Managing Director of CGW Inc., the general partner of CGW, since 1991. CGW, an affiliate of Mr. Wahlen, is also an affiliate of the Company. Mr. Wahlen is also a director of AMRESCO, INC.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 19, 1998 and as adjusted to reflect the sale of shares in this Offering by each Selling Shareholder. Mssrs. Mullikin and Baker are employees of the Company. After giving effect to the Offering, the Company's executive officers and directors will own, or have
options to acquire,           shares of Common Stock,           shares of which
are subject to options exercisable within the 60 days after May 19, 1998.

                                               SHARES BENEFICIALLY     NUMBER     SHARES BENEFICIALLY
                                                 OWNED PRIOR TO          OF         OWNED AFTER THE
                                                 THE OFFERING(1)       SHARES         OFFERING(1)
                                              ---------------------     BEING     -------------------
NAME                                           NUMBER       PERCENT    OFFERED     NUMBER    PERCENT
----                                          ---------     -------   ---------   --------   --------
CGW Southeast Partners I, L.P.(2)...........  1,278,121      13.7     1,278,121        --      --
Sprague Mullikin............................     84,983       *          50,000    34,983     *
J. Curtis Baker.............................     74,550       *          30,000    44,550     *

---------------

 *  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and also includes options exercisable within 60 days. Except as indicated by footnote and subject to community property law where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 9,362,000 shares of Common Stock outstanding as of May 19, 1998, and 11,003,879 shares of Common Stock outstanding after the completion of this Offering. In computing the number of shares of Common Stock beneficially owned by a person, the number of shares subject to options held by that person that are exercisable within 60 days of May 19, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. This assumes no exercise of the underwriters' over-allotment option.

(2) Richard L. Cravey and Edwin A. Wahlen, Jr., directors of the Company, are each affiliates of CGW and its related Management Company. The Management Company is a party to a consulting agreement with the Company whereby the Company pays a monthly retainer fee to the Management Company for financial and management consulting services. The Management Company may also receive additional compensation if approved by the Board of Directors of the Company at the end of the fiscal year, based upon the overall performance of the Company and its subsidiaries, not to exceed $180,000. The aggregate monthly fees paid by the Company for fiscal 1997 were $180,000, and the additional compensation paid at fiscal year-end was $100,000. The consulting agreement provides that the retainer fee and additional compensation will be reduced in proportion to any reduction in the percentage ownership by sale or other disposition of the Common Stock by the affiliates of the Management Company. In December 1997, CGW sold 631,525 shares of Common Stock, or approximately 33% of its holdings, thereby reducing its monthly retainer fee from $15,000 to $10,000 effective January 1998 and its maximum potential year-end compensation from $180,000 to $120,000 for fiscal 1998. CGW will sell all of its remaining shares of Common Stock in the Offering. Upon such sale the consulting agreement and its associated retainer fee will terminate.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, SBC Warburg Dillon Read Inc. and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
SBC Warburg Dillon Read Inc. ...............................
Wheat First Securities, Inc. ...............................
          Total.............................................
                                                              ---------
                                                              3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 450,000 additional shares from the Company at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price
less a concession of $          per Share, and the Underwriters and such dealers
may allow a discount of $          per Share on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     The Company, certain of its executive officers and directors and the Selling Shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any additional shares of their Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market, the NYSE (if the Common Stock is then listed for trading on the NYSE) or otherwise and, if commenced, may be discontinued at any time.

     From time to time prior to the Offering, SBC Warburg Dillon Read Inc. has provided certain financial advisory services to the Company, including services as placement agent for the private placement of the Senior Notes by the Company in April 1996 and April 1998.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from who such purchase confirmation is received that
(i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer of such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under the relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Locke Purnell Rain Harrell (A Professional Corporation) and Andrews & Kurth L.L.P. will rely on the opinion of Alston & Bird LLP, Atlanta, Georgia, as to certain matters of Georgia law, including but not limited to matters relating to the legality of the issuance of the shares of Common Stock offered hereby.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of October 31, 1996 and 1997 and for the three years in the period ended October 31, 1997 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments, exhibits and any registration statement filed pursuant to Rule 462(b), referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 000-23442) are incorporated herein by reference:
(i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998; (iv) the Company's Proxy Statement filed in connection with the annual meeting of its shareholders on March 3, 1998; (v) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 18, 1994 and the description of the Rights that accompany outstanding shares of Common Stock contained in the Company's Registration Statement on Form 8-A dated August 29, 1997; and (vi) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Stock.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be addressed to Cameron Ashley Building Products, Inc., 11651 Plano Road, Dallas, Texas 75234, phone: (214) 860-5100.

               [PICTURE DEPICTING PRODUCTS SOLD BY THE COMPANY.]

------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    9
Use of Proceeds........................   13
Price Range of Common Stock and
  Dividend Policy......................   14
Capitalization.........................   15
Selected Consolidated Financial Data...   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   18
Business...............................   23
Management.............................   33
Selling Shareholders...................   35
Underwriting...........................   36
Notice to Canadian Residents...........   37
Legal Matters..........................   38
Experts................................   38
Available Information..................   38
Incorporation of Certain Documents by
  Reference............................   39

------------------------------------------------------

------------------------------------------------------

                              CAMERON ASHLEY LOGO
                                 CAMERON ASHLEY
                            BUILDING PRODUCTS, INC.

                                3,000,000 Shares

                                  Common Stock
                                 (no par value)

                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON

                          SBC WARBURG DILLON READ INC.

                               WHEAT FIRST UNION

------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the Offering described in this Registration Statement. All amounts are estimated except for the fees payable to the Commission and the NASD.

SEC Registration Fee........................................  $17,301.75
NASD Filing Fee.............................................    6,365.00
Transfer Agent and Registrar Fees*..........................
Blue Sky Fees (including counsel fees)*.....................
Accountants' Services and Expenses*.........................
Legal Services and Expenses*................................
Printing and Engraving Fees*................................
Miscellaneous*..............................................
                                                              ----------
     TOTAL*.................................................  $
                                                              ==========

---------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is also made to the indemnification provisions of the Underwriting Agreement, the form of which has been filed as Exhibit 1.1 hereto, under which the Underwriters have agreed to indemnify the Company, its directors and officers and certain other persons against liabilities, including liabilities under the Securities Act of 1933, with respect to information furnished in writing to the Company for use in this Registration Statement.

ITEM 16. EXHIBITS.

          *1.1           -- Form of Underwriting Agreement.
          +3.1           -- Certificate of Incorporation of the Company, as amended.
          +3.2           -- By-Laws of the Company, as amended.
          *5.1           -- Opinion of Alston & Bird LLP as to legality of the Common
                            Stock registered hereby.
          10.1           -- Amended and Restated Agreement for Consulting Services
                            dated November 1, 1996 among the Company, Cameron, Ashley
                            and CGW Southeast Management Company, (incorporated by
                            reference to Exhibit 10.14 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended October 31, 1997).
         +23.1           -- Consent of Deloitte & Touche LLP.
         *23.2           -- Consent of Alston & Bird LLP (set forth in its opinion
                            filed as Exhibit 5.1).
          24.1           -- Powers of attorney (set forth on the signature page
                            hereof).

---------------

* To be filed by amendment.

+ Filed herewith.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the second day of June, 1998.

                                            CAMERON ASHLEY BUILDING PRODUCTS,
                                            INC.,
                                            a Georgia corporation

                                            By:       /s/ RONALD R. ROSS
                                              ----------------------------------
                                                        Ronald R. Ross
                                               Chairman of the Board and Chief
                                                       Executive Officer

                               POWER OF ATTORNEY

     The undersigned hereby constitute and appoint Ronald R. Ross, Walter J. Muratori, J. Andrew Kerner and John S. Davis, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in any and all capacities any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith with the Securities and Exchange Commission and any other state or securities authority, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                TITLE                    DATE
                      ---------                                -----                    ----

                 /s/ RONALD R. ROSS                    Chairman of the Board        June 2, 1998
-----------------------------------------------------    and Chief Executive
                   Ronald R. Ross                        Officer

                /s/ J. ANDREW KERNER                   Executive Vice               June 2, 1998
-----------------------------------------------------    President-Chief
                  J. Andrew Kerner                       Financial Officer
                                                         and Treasurer

                /s/ JOHN H. BRADBERRY                  Executive Vice               June 2, 1998
-----------------------------------------------------    President and Chief
                  John H. Bradberry                      Accounting Officer

               /s/ J. VERONICA BIGGINS                 Director                     June 2, 1998
-----------------------------------------------------
                 J. Veronica Biggins

                                                       Director                     June  , 1998
-----------------------------------------------------
                  Richard L. Cravey

                /s/ HARRY K. HORNISH                   Director                     June 2, 1998
-----------------------------------------------------
                  Harry K. Hornish

                 /s/ DONALD S. HUML                    Director                     June 2, 1998
-----------------------------------------------------
                   Donald S. Huml

                      SIGNATURE                                TITLE                    DATE
                      ---------                                -----                    ----

              /s/ ALLEN J. KEESLER, JR.                Director                     June 2, 1998
-----------------------------------------------------
                Allen J. Keesler, Jr.

                                                       Vice Chairman,               June  , 1998
-----------------------------------------------------    President and Chief
                 Walter J. Muratori                      Operating Officer,
                                                         Director

             /s/ CHARLES C. SCHOEN, III                Director                     June 2, 1998
-----------------------------------------------------
               Charles C. Schoen, III

                  /s/ ALAN K. SWIFT                    Director                     June 2, 1998
-----------------------------------------------------
                    Alan K. Swift

                                                       Director                     June  , 1998
-----------------------------------------------------
                Edwin A. Wahlen, Jr.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          *1.1           -- Form of Underwriting Agreement.
          +3.1           -- Certificate of Incorporation of the Company, as amended.
          +3.2           -- By-Laws of the Company, as amended.
          *5.1           -- Opinion of Alston & Bird LLP as to legality of the Common
                            Stock registered hereby.
          10.1           -- Amended and Restated Agreement for Consulting Services
                            dated November 1, 1996 among the Company, Cameron, Ashley
                            and CGW Southeast Management Company, (incorporated by
                            reference to Exhibit 10.14 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended October 31, 1997).
         +23.1           -- Consent of Deloitte & Touche LLP.
         *23.2           -- Consent of Alston & Bird LLP (set forth in its opinion
                            filed as Exhibit 5.1).
          24.1           -- Powers of attorney (set forth on the signature page
                            hereof).

---------------

* To be filed by amendment.

+ Filed herewith.